September 16, 2024

Douglas K. Howell
Chief Financial Officer
Arthur J. Gallagher & Co.
2850 Golf Road
Rolling Meadows, IL 60008-4050

       Re: Arthur J. Gallagher & Co.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-09761
Dear Douglas K. Howell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance